Fuwei Films Announces Third Quarter Fiscal 2013 Unaudited Financial Results

-Teleconference to be Held on Thursday, November 21, 2013 at 8:00 am EDT-

BEIJING, China, November 20, 2013 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL, “Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Mr. Xiaoan He, Chairman and CEO of Fuwei Films, said, “We are still facing strong competition arising from increased supply over demand in China’s BOPET market as well as the overseas market which is impacting the Company’s quarterly results. However, I am pleased to report that we have made progress in the construction of our third production line for thick films, which we believe, remains a key driver of the Company’s long-term growth strategy and profitability. As of September 2013, our third production line has been approved and as a result, we believe we can sustain stable production for common thick films ranging from thickness of 38μm to 250μm. In addition, a sample diffusion film (a type of TFT-LCD optical films) has been delivered to a client for testing. This type of diffusion film will be produced in small batches if the test is well received. We believe the addition of the third line is a sound strategy that will help us deliver long-term value for our shareholders.”

Third Quarter 2013 Results

Revenues for the third quarter ended September 30, 2013 were RMB75.9 million (US$12.4 million), representing a decrease of 14.5% from RMB88.8 million in the third quarter of 2012. The decrease in revenues was due to the reduction of average sales price by 6.3% driven by stronger competition in China and a simultaneous decrease in total sales volumes by 8.8%.

Overseas sales in the third quarter of 2013 were RMB12.8 million or US$2.1 million, or 16.9% of total revenues, compared with RMB19.5 million or 22% of total revenues in the third quarter of 2012. The decrease in overseas sales was mainly due to enhanced competition from international markets as well as anti-dumping measures taken by the USA and South Korea, which led to a decrease in orders from the overseas markets compared to the third quarter of 2012.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended September 30, 2013 and 2012 (amounts in thousands):

Three-Month Period Ended

	September 30, 2013		% of	September 30, 2012	% of
	RMB	US$	Total	RMB	Total
Sales in China	63,064	10,305	83.1%	69,240	78.0%
Sales in other countries	12,826	2,095	16.9%	19,521	22.0%
	75,890	12,400	100.0%	88,761	100.0%

Gross loss was RMB9.9 million (US$1.6 million) for the third quarter ended September 30, 2013, representing a gross loss rate of 13.0%, as compared to a gross profit rate of 1.0% for the same period in 2012. Correspondingly, gross loss rate increased by 14.0 percentage points compared to the same period in 2012. Our average product sales prices decreased by 6.3% compared to the same period last year while the average cost of goods sold increased by 7.0% compared to the same period last year. Consequently, the amount of decrease in sales revenue together with the increase in cost of goods sold during the third quarter ended September 30, 2013 compared with the same period in 2012, resulted in an increase in our gross loss.

Operating expenses for the third quarter 2013 were RMB9.6 million (US$1.6 million), which was RMB3.8 million, or 28.4% lower than the same period in 2012. This decrease was mainly due to the decrease in general and administration expenses in the third quarter of 2013.

Operating loss for the third quarter of 2013 was RMB19.5 million (US$3.2 million), compared with operating loss of RMB12.5 million in the same period of 2012.

Net loss attributable to the Company for the third quarter of 2013 was RMB23.2 million (US$3.8 million), compared with net loss attributable to the Company of RMB14.9 million in the third quarter of 2012.

Basic and diluted net loss per share was RMB1.78 (US$0.29), compared with basic and diluted net loss per share of RMB1.14 in the third quarter of 2012.

Total shareholders’ equity was RMB459.8 million (US$75.1 million) as of September 30, 2013, compared with RMB519.2 million as of December 31, 2012.

As of September 30, 2013, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

On August 14, 2013, the Company announced that it had received a notice from the its controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. To date, three public auctions have been held in Jinan, Shandong Province, China, and the Company has learned that these public auctions have failed due to a lack of bidders registered for the auction. To date, the Company has not received any additional notices relating to any further actions that may take place with respect to such public auctions from its controlling shareholder.

Conference Call Information

The Company will host a teleconference on Thursday, November 21, 2013 at 8:00 AM EDT / 9:00 PM Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following Conference ID: 13572780. The replay will be available until December 21, 2013, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the possible delisting of the Company’s ordinary shares from the NASDAQ Global Market; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Mr. Yong Jiang

Board Secretary

Phone: +86 158 632 92177
Email: fuweiir@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(amounts in thousands except share and per share value)

(Unaudited)

	September 30, 2013		December 31, 2012
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	3,891	636	5,006
Restricted cash	39,566	6,465	21,457
Accounts and bills receivable, net	9,457	1,545	21,587
Inventories	41,247	6,740	34,291
Advance to suppliers	6,449	1,054	13,543
Prepayments and other receivables	29,139	4,761	26,174
Deferred tax assets - current	1,749	286	1,857
Total current assets	131,498	21,487	123,915

Property, plant and equipment, net	197,262	32,232	233,335
Construction in progress	334,618	54,676	337,990
Lease prepayments, net	19,130	3,126	19,523
Advance to suppliers - long term, net	5,222	853	5,299
Long-term deposit	16,760	2,739	16,760
Other Assets	13,393	2,188	262
Deferred tax assets - non current	10,360	1,693	10,466

Total assets	728,243	118,994	747,550

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	106,432	17,391	110,000
Accounts payables	36,273	5,927	28,796
Notes payable	73,393	11,992	38,299
Advance from customers	13,918	2,274	11,714
Accrued expenses and other payables	6,861	1,121	6,831
Obligations under capital leases-current	8,180	1,337	6,282
Total current liabilities	245,057	40,042	201,922

Obligations under capital leases	10,692	1,747	13,718
Long-term loan	10,000	1,634	10,000
Deferred tax liabilities	3,469	567	3,476

Total liabilities	269,218	43,990	229,116

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,177	13,323
Additional paid-in capital	311,907	50,965	311,907
Statutory reserve	37,441	6,118	37,441
Retained earnings	95,871	15,665	155,341
Cumulative translation adjustment	1,253	205	1,222
Total shareholders’ equity	459,795	75,130	519,234
Non-controlling interest	(770)	(126)	(800)
Total equity	459,025	75,004	518,434
Total liabilities and equity	728,243	118,994	747,550

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	2013		2012	2013		2012
	RMB	US$	RMB	RMB	US$	RMB
Net sales	75,890	12,400	88,761	229,868	37,560	272,196
Cost of sales	85,747	14,011	87,895	243,223	39,742	272,475

Gross (loss) profit	(9,857)	(1,611)	866	(13,355)	(2,182)	(279)

Operating expenses
Selling expenses	3,991	652	4,561	11,961	1,954	13,325
Administrative expenses	5,635	921	8,801	24,926	4,073	22,618
Total operating expenses	9,626	1,573	13,362	36,887	6,027	35,943

Operating loss	(19,483)	(3,184)	(12,496)	(50,242)	(8,209)	(36,222)

Other income (expense)
- Interest income	494	81	83	835	136	2,592
- Interest expense	(3,566)	(583)	(2,564)	(9,447)	(1,544)	(8,621)
- Others income (expense), net	(265)	(43)	126	(393)	(64)	475

Total other income (expense)	(3,337)	(545)	(2,355)	(9,005)	(1,472)	(5,554)

Loss before provision for income taxes	(22,820)	(3,729)	(14,851)	(59,247)	(9,681)	(41,776)

Income tax expense	(366)	(60)	(12)	(207)	(34)	(133)

Net loss	(23,186)	(3,789)	(14,863)	(59,454)	(9,715)	(41,909)

Net income (loss) attributable to noncontrolling interests	17	3	(7)	16	3	(9)
Net loss attributable to the Company	(23,203)	(3,792)	(14,856)	(59,470)	(9,718)	(41,900)

Other comprehensive income
- Foreign currency translation adjustments attributable to noncontrolling interest	2	0	9	14	2	1
- Foreign currency translation adjustments attributable to the Company	1	0	9	31	5	(17)

Comprehensive income (loss) attributable to non-controlling interest	19	3	2	30	5	(8)
Comprehensive loss attribute to the Company	(23,202)	(3,792)	(14,847)	(59,439)	(9,713)	(41,917)

Loss per share, Basic and diluted	(1.78)	(0.29)	(1.14)	(4.55)	(0.74)	(3.21)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2013		2012
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(59,454)	(9,715)	(41,909)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
- Loss/(Gain) on disposal of property, plant and equipment	-	-	(35)
- Depreciation of property, plant and equipment	36,401	5,948	36,537
- Amortization of intangible assets	393	64	340
- Deferred income taxes	207	34	133
- Bad debt (recovery) expense	(87)	(14)	(236)
Changes in operating assets and liabilities
- Accounts and bills receivable	12,218	1,996	35,040
- Inventories	(6,957)	(1,137)	1,863
- Advance to suppliers	7,094	1,159	(9,186)
- Prepaid expenses and other current assets	(303)	(50)	28,216
- Accounts payable	7,478	1,222	3,210
- Accrued expenses and other payables	92	15	653
- Advance from customers	2,205	360	7,009
- Tax payable	(2,663)	(435)	(19,399)

Net cash (used in) provided by operating activities	(3,376)	(553)	42,236

Cash flow from investing activities
Purchases of property, plant and equipment	(328)	(54)	(5,452)
Restricted cash related to trade finance	(18,115)	(2,960)	53,043
Advance to suppliers - non current	77	13	25,257
Amount change in construction in progress	(9,759)	(1,595)	(157,673)
Proceeds from sale of property, plant and equipment	-	-	250

Net cash used in investing activities	(28,125)	(4,596)	(84,575)

Cash flow from financing activities
Principal payments of short-term bank loans	(110,000)	(17,974)	(168,501)
Proceeds from short-term bank loans	106,432	17,391	120,000
Payment of capital lease obligation	(6,128)	(1,001)	-
Change in notes payable	35,094	5,734	62,459
Proceeds from sale-leaseback equipment	5,000	817	-

Net cash provided by financing activities	30,398	4,967	13,958

Effect of foreign exchange rate changes	(12)	14	(24)

Net decrease in cash and cash equivalent	(1,115)	(168)	(28,405)

Cash and cash equivalent
At beginning of period/year	5,006	804	44,172
At end of period/year	3,891	636	15,767

SUPPLEMENTARY DISCLOSURE:
Interest paid	9,447	1,544	8,621
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	8,445	1,380	3,834
Obligations for acquired equipment under capital lease:	18,872	3,084	-